BIRCH MOUNTAIN RESOURCES LTD.
Suite 3100, Bow Valley Square II
205 - 5th Avenue S.W.
Calgary, Alberta T2P 2V7
Tel: (403) 262-1838
Fax: (403) 263-9888
ALBERTA SECURITIES COMMISSION 4th Floor, 300 - 5th Avenue S.W. Calgary, Alberta, T2P 3C4	BRITISH COLUMBIA SECURITIES COMMISSION P.O. Box 10142 Pacific Centre 701 West Georgia Street Vancouver, British Columbia, V7Y 1L2
TSX VENTURE EXCHANGE INC. 10th Floor, 300 - 5th Avenue S.W. Calgary, Alberta, T2P 3C4

Dear Sirs:

Re:	BIRCH MOUNTAIN RESOURCES LTD. Material Change Report Under Section 146 of the Securities Act (Alberta) and Section 85 of the Securities Act (British Columbia)

This letter is intended as a statement setting forth certain matters that may be a material change in the affairs of BIRCH MOUNTAIN RESOURCES LTD. (the "Corporation" or "Birch Mountain"). For convenience, this letter is itemized in the same manner as Form 27 of the Securities Act (Alberta) and Form 53-901F of the Securities Act (British Columbia). Concurrent with this filing, this letter is being filed with the TSX Venture Exchange Inc., being the only Exchange on which the Corporation's shares are currently listed.

Item 1 - Reporting Issuer

BIRCH MOUNTAIN RESOURCES LTD.
Suite 3100, Bow Valley Square II
205 - 5th Avenue S.W.
Calgary, Alberta T2P 2V7
Tel: (403) 262-1838
Fax: (403) 263-9888

Item 2 - Date of Material Change

The material change occurred on December 19, 2003.

Item 3 - Publication of Material Change/Press Release

A press release was issued on December 19, 2003.

Item 4 - Summary of Material Change

Birch Mountain has completed the private placement of 4,000,000 common shares issued on a flow-through basis at a price of $0.50 per share for gross proceeds of $2,000,000.

Full Description of Material Changes

The Corporation announces that it has completed the private placement of 4,000,000 common shares issued on a flow-through basis at a price of $0.50 per share for gross proceeds of $2,000,000. The securities issued are subject to a hold period under applicable securities law until April 20, 2004. Acumen Capital Finance Partners Limited (the "Agent") acted as agent on the offering.

The proceeds from the private placement will be used to fund expenditures related to the Corporation's Fort McMurray limestone project. The work will include an infill drill program, bulk samples for pilot-scale kiln testing, plus geotechnical, archaeological and biophysical surveys are planned for the expanded project area. The Corporation is on track to file an application and Environmental Impact Assessment for regulatory approval of the quarry in the first quarter of 2004.

Item 6 - Reliance on Section 146(2) of the Securities Act (Alberta) or Section 85(2) of the Securities Act (British Columbia)

Not applicable

Item 7 - Omitted Information

Not applicable

Item 8 - Senior Officer

The name of a Senior Officer of the Corporation who is knowledgeable about the material change and who can be contacted by the Commission is:

Douglas J. Rowe, President and Chief Executive Officer, telephone (403) 262-1838.

Item 9 - Statement of a Senior Officer

The foregoing accurately discloses the material change referred to in this report.

DATED at Calgary, Alberta, this 19th of December, 2003.

Yours truly,

BIRCH MOUNTAIN RESOURCES LTD.

Per: "Douglas J. Rowe"
        Douglas J. Rowe,
        President and Chief Executive Officer